SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

Richard A. Rubin, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                            November 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lloyd Frank
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds: OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,300
8. Shared Voting Power 1,101,967
9. Sole Dispositive Power 14,300
10. Shared Dispositive Power 1,101,967
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,116,267
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 5.4%
14. Type of Reporting Person (See Instructions) IN

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INTRODUCTION

This Amendment No. 2 amends Items 1, 2, 3, 4 and 5 in their entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 1 to the Statement) contained in the Schedule 13D originally filed by Lloyd Frank with the Securities and Exchange Commission (the “Commission”) on November 18, 2005 (the “Original 13D Filing”), as amended in Amendment No. 1 to the Original 13D Filing filed with the Commission on April 17, 2008 (“Amendment No. 1”) with respect to the Common Stock, $0.10 par value per share, of Volt Information Sciences, Inc.

Item 1.             Security and Issuer

This Statement relates to the shares of Common Stock, par value $0.10 per share (“Common Stock”), of Volt Information Sciences, Inc., a New York corporation (the “Issuer”). The principal executive office of the Issuer is located at 1065 Avenue of the Americas, New York, NY 10018.

Item 2.             Identity and Background

This Statement is filed by Lloyd Frank (the “reporting person”).  The reporting person is Senior Counsel to the law firm of Troutman Sanders LLP and is a director of the Issuer.  The reporting person’s business address is Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174.

The reporting person has not during the last five years:  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration.

The shares of Common Stock of the Issuer as to which the reporting person may be deemed to have beneficial ownership, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), were acquired with, as to shares over which the reporting person has sole voting and dispositive power, personal funds of the reporting person and the vesting of stock options granted by the Issuer to the reporting person, and, as to the shares as to which the reporting person has shared voting and dispositive power, as the result of being designated as a trustee of trusts established by others for the benefit of persons who are not members of the reporting person’s immediate family.

Item 4.             Purpose of Transaction.

Except for possible acquisitions or dispositions of shares of Common Stock depending on general market and economic conditions and other relevant factors, the reporting person has no plans or proposals which relate to or would result in: (a) the acquisition by the reporting person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

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Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

(a-b)           As of February 14, 2011, the reporting person may be deemed to be the beneficial owner, pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act, of 1,116,267 shares of Common Stock of the Issuer, constituting approximately 5.4% of the outstanding shares of Common Stock of the Issuer at February 13, 2012.  The number of shares as to which the reporting person has:

sole power to vote or to direct the vote is	14,300
shared power to vote or direct the vote is	1,101,967
sole power to dispose or to direct the disposition of is	14,300
shared power to dispose or to direct the disposition of is1	1,101,967

The shares as to which the reporting person has sole voting and dispositive power consist of:

(i) 12,500 shares directly by the reporting person; and

(ii) 1,800 shares underlying stock options held by the reporting person (the extent currently exercisable or that become exercisable within 60 days after the date hereof).

The shares as to which the reporting person shares voting and dispositive power consist of the following shares held as co-trustee with other trustees with whom the reporting person shares voting and dispositive power:

(i) 81,081 shares in the aggregate held by the reporting person as co-trustee of trusts for the benefit of two grandchildren of Jerome Shaw, Executive Vice President, Secretary and a co-founder of the Company (“Jerome Shaw”).  The other trustees are Steven Shaw and Michael Shaw, sons of Jerome Shaw;

(ii) 478,899 shares held by the reporting person as co-trustee of trusts for the benefit of Steven Shaw, Michael Shaw and Rachel Shaw.  The other trustees are Steven Shaw and Michael Shaw; and

(iv) 541,987 shares held by the reporting person as co-trustee of trusts for the benefit of Steven Shaw, Michael Shaw and Rachel Shaw.  The other trustees are Steven Shaw, Michael Shaw and Rachel Shaw.

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Steven Shaw is President, Chief Executive Officer and a director of the Issuer.  Mr. Shaw’s business address is the principal executive office of the Issuer.  The name and principal executive office address of the Issuer is contained in Item 1 of this Statement.  The Issuer is an international provider of staffing services, telecommunications services and information solutions.  Steven Shaw is a United States citizen.

Michael Shaw, with an address at 700 27th Street, Manhattan Beach, California 90266, is a therapist/psychologist.  Michael Shaw is a United States citizen.

Rachel Shaw, with an address at 810 Harbor Cliff Way, Oceanside CA 92054, is engaged in operations for a parking company.  Rachel Shaw is a United States citizen.

There is no family relationship between the reporting person and any of Steven Shaw, Michael Shaw and Rachel Shaw.  Steven Shaw is the brother of Michael Shaw and Rachel Shaw.

To the knowledge of the reporting person, none of Steven Shaw, Michael Shaw or Rachel Shaw has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In addition, 3,793 shares of Common Stock are beneficially owned by the reporting person’s spouse, as to which shares the reporting person disclaims beneficial ownership.

Neither the filing of the Statement nor this information contained herein shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of the Common Stock referred to herein, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly denied, other than as to the shares directly owned by him and shares subject to stock options.

(c)           Since the filing Amendment No. 1 to this Statement, the only transactions effecting the reporting person's beneficial ownership, with the meaning of Rule 13d-3 under the Exchange Act, of the Issuer’s Common Stock are as follows:

(i)
On November 7, 2008, trusts for the benefit of Linda Shaw and for the benefit of Deborah Shaw Sevy, which held 492,999 and 492,997 shares of the Issuer’s Common Stock, respectively, terminated, at which time those shares were transferred to the beneficiaries of the trusts.  The reporting person was a co-trustee of these trusts with Linda Shaw and Deborah Shaw.

(ii)
On April 7, 2009, the reporting person was granted an option to purchase 3,000 shares as a director of the Issuer, which option becomes exercisable in five equal annual installments commencing on April 7, 2010.  The option are, or will become within 60 days after the filing of this Amendment, exercisable as to 1,800 shares.

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(iii)
On February 25, 2011, 109,548 shares in the aggregate were acquired by three separate trusts, one for the benefit of each of Steven Shaw, Michael Shaw and Rachel Shaw (36,516 shares being received by each trust), as distributions resulting from the expiration of a grantor retained annuity trust previously created by Jerome Shaw, the father of the beneficiaries.  The reporting person is a co-trustee of these trusts with Steven Shaw, Michael Shaw and Rachel Shaw.

(iv)
On April 19, 2011, 91,465 shares in the aggregate were acquired by three separate trusts, one for the benefit of each of Steven Shaw, Michael Shaw and Rachel Shaw (30,488 shares being received by each of the trusts for the benefit of Steven Shaw and Michael Shaw and 30,489 shares being received by the trust for the benefit of Rachel Shaw), as distributions resulting from the expiration of a grantor retained annuity trust previously created by Jerome Shaw, the father of the beneficiaries.  The reporting person is a co-trustee of these trusts with Steven Shaw, Michael Shaw and Rachel Shaw.

(iv)
On April 21, 2011, 340,974 shares in the aggregate were acquired by three separate trusts, one for the benefit of each of Steven Shaw, Michael Shaw and Rachel Shaw (113,658 shares being received by each trust), as gifts from Jerome Shaw, the father of the beneficiaries.  The reporting person is a co-trustee of these trusts with Steven Shaw, Michael Shaw and Rachel.

(v)	On February 14, 2012, 27,027 shares that had been subject to a trust for the benefit of a grandchild of Jerome Shaw, of which the reporting person is a co-trustee, was distributed to the beneficiary.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Lloyd Frank
Lloyd Frank

Dated: February 14, 2011